 WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the inclusion in this registration statement on Form SB-2 of our report dated April 4, 2003, on our audit of the consolidated financial statements of American Water Star, Inc. and Subsidiaries for the period from August 20, 2002 (Inception) to December 31, 2002. We also consent to the reference to our firm under the caption "Experts".

Weinberg & Company, P.A.

Weinberg & Company, P.A.

Boca Raton, Florida
December 10, 2004

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section